Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED JUNE 30, 2022

Gurugram, India and New York August 30, 2022— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended June 30, 2022.

“We posted our best quarter yet since the onset of COVID, witnessing a strong recovery in both corporate and consumer businesses following the impact of Omicron in the quarter ended March 31, 2022. Both our Revenue and Adjusted Revenue for the quarter came in at a post-COVID high of INR 899.0 million (USD 11.4 million), and INR 1,253.7 million (USD 15.9 million), respectively. Adjusted Revenue was up 27.9% sequentially as travel recovered strongly across the board in the quarter. Adjusted EBITDA for the quarter was a very healthy INR 123.5 million (USD 1.6 million) which reflects the investments we are making in our Freight business. India’s domestic passenger traffic in June 2022 was at 83% of pre-COVID levels and business travel gross bookings for Yatra are currently trending at approximately 90% of pre-Covid levels. International travel has also begun to recover strongly post the easing of international travel restrictions towards the start of June. Corporate travel trends are highly encouraging and this was reflected in record customer signings in the June quarter with 27 large to medium enterprise contracts signed during the quarter.

As you may recall, our controlled Indian subsidiary, Yatra Online Limited (“Yatra India”), filed a Draft Red Herring Prospectus (“DRHP”) on March 25, 2022, with the Securities and Exchange Board of India (‘SEBI’), which is the main stock market regulatory body in India, for a potential initial public offering and listing of its equity shares on the Indian stock exchanges. We are continuing to work with the regulator to obtain the necessary clearances for the offering. We expect this offering, if completed in the future, to strengthen our balance sheet and better position us to take advantage of the rapidly recovering leisure and business travel market in India.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended June 30, 2022:

●	Revenue of INR 899.0 million (USD 11.4 million), representing an increase of 48.6% quarter-over-quarter (“QoQ”) and an increase of 192.9% year-over-year (“YoY”).
●	Adjusted Revenue(1) of INR 1,253.7 million (USD 15.9 million), representing an increase of 27.9% QoQ and an increase of 156.6% YoY.
●	Adjusted Revenue(1) from Air Ticketing of INR 794.9 million (USD 10.1 million), representing an increase of 19.1% QoQ and an increase of 157.6% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 302.7 million (USD 3.8 million), representing an increase of 68.4% QoQ and an increase of 570.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and others) (3) of INR 17,867.2 million (USD 226.1 million), representing an increase of 56.4% QoQ and an increase of 590.8% YoY.
●	Loss for the period was INR 7.0 million (USD 0.1 million) versus a loss of INR 117.2 million (USD 1.5 million) for the three months ended March 31, 2022, reflecting a decrease of loss of INR 110.2 million (USD 1.4 million) QoQ and a decrease of loss of INR 73.4 million (USD 0.9 million) YoY.
●	Results from operations were a profit of INR 32.9 million (USD 0.4 million) versus a loss of INR 53.4 million (USD 0.7 million) for the three months ended March 31, 2022.
●	Adjusted EBITDA (2) was INR 123.5 million (USD 1.6 million) reflecting an increase of INR 70.6 million (USD 0.9 million) QoQ versus a profit of INR 52.9 million (USD 0.7 million) for the three months ended March 31, 2022.

	Three months ended
	March 31, 2022	June 30, 2022	June 30, 2022
	Unaudited	Unaudited	Unaudited	QoQ Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	604,892	899,046	11,377	48.6%
Results from operations	(53,375)	32,911	415	161.7%
Loss for the period	(117,186)	(6,965)	(90)	94.1%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	980,042	1,253,732	15,866	27.9%
Air Ticketing	667,482	794,879	10,059	19.1%
Hotels and Packages	179,764	302,651	3,830	68.4%
Other Services	55,150	51,436	651	(6.7)%
Others (Including Other Income)	77,646	104,766	1,326	34.9%
Adjusted EBITDA (2)	52,897	123,545	1,563	133.6%
Operating Metrics
Gross Bookings (3)	11,426,411	17,867,216	226,110	56.4%
Air Ticketing	9,439,494	14,837,538	187,769	57.2%
Hotels and Packages	1,050,215	2,204,311	27,896	109.9%
Other Services (6)	936,702	825,367	10,445	(11.9)%
Net Revenue Margin% (4)
Air Ticketing	7.1%	5.4%
Hotels and Packages	17.1%	13.7%
Other Services	5.9%	6.2%
Quantitative details (5)
Air Passengers Booked	1,128	1,290		14.3%
Stand-alone Hotel Room Nights Booked	317	585		84.5%
Packages Passengers Travelled	4	5		11.5%

	Three months ended June 30,
	2021	2022	2022
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	306,928	899,046	11,377	192.9%
Results from operations	(86,817)	32,911	415	137.9%
Loss for the period	(80,402)	(6,965)	(90)	91.3%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	488,661	1,253,732	15,866	156.6%
Air Ticketing	308,513	794,879	10,059	157.6%
Hotels and Packages	45,133	302,651	3,830	570.6%
Other Services	19,945	51,436	651	157.9%
Others (Including Other Income)	115,070	104,766	1,326	(9.0)%
Adjusted EBITDA (2)	38,785	123,545	1,563	218.5%
Operating Metrics
Gross Bookings (3)	2,586,543	17,867,216	226,110	590.8%
Air Ticketing	1,892,984	14,837,538	187,769	683.8%
Hotels and Packages	226,911	2,204,311	27,896	871.4%
Other Services (6)	466,648	825,367	10,445	76.9%
Net Revenue Margin% (4)
Air Ticketing	16.3%	5.4%
Hotels and Packages	19.9%	13.7%
Other Services	4.3%	6.2%
Quantitative details (5)
Air Passengers Booked	415	1,290		210.9%
Stand-alone Hotel Room Nights Booked	70	585		730.9%
Packages Passengers Travelled	1	5		376.6%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that have been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, bus, rail bookings, cab and others services.

As of June 30, 2022, 62,691,759 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2022, the unaudited interim condensed consolidated statement of financial position as of June 30, 2022, the unaudited interim condensed consolidated statement of changes in equity for the three months ended June 30, 2022, the unaudited interim condensed consolidated statement of cash flows for the three months ended June 30, 2022 and discussion of the results of the three months ended June 30, 2022 compared with three months ended June 30, 2021 and compared with three months ended March 31, 2022, were converted into U.S. dollars at the exchange rate of 79.02 INR per USD, which is based on the noon buying rate as at June 30, 2022, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Initial Public Offering of Yatra Online Limited

Yatra India is contemplating an initial public offering (the “Indian IPO”) of its equity shares (“Equity Shares”) in India and has filed a DRHP with the SEBI. The Equity Shares will not be interchangeable with the Ordinary Shares. The Ordinary Shares will continue to trade on the Nasdaq Capital Market and, after the contemplated listing, the Equity Shares are expected to trade on the Indian stock exchanges. The timing and completion of the Indian IPO is subject to various risks and uncertainties, including clearing comments from SEBI. We are continuing to work with the SEBI to obtain the necessary clearances for the offering.

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that was more severe than the first wave that occurred in 2020. Further, on November 26, 2021, World Health Organisation (“WHO”) designated a new variant B.1.1.529, as a variant of concern, named Omicron, which due to its wide-spread in India resulted in the third wave of COVID-19 infections. India’s domestic passenger traffic in June 2022 was at 83% of pre-COVID levels. International travel has also begun to recover strongly post the easing of international travel restrictions towards the start of June. The Indian travel industry of late has started experiencing a continued recovery of business and international travel to pre-pandemic levels though it still remains difficult for us to predict how long the pandemic will continue and what impact this may have on the travel sector and our business in the times to come. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

We continue to remain nimble in implementing certain measures and policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided customers greater flexibility to defer or cancel their travel plans. In addition, we had also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing marketing expenses and renegotiating supplier payments and contracts which are being rolled back gradually as the we move towards achieving the pre-Covid levels of business, however, we expect to continue to adapt our policies and cost reduction initiatives as the situation evolves.

Results of Three Months Ended June 30, 2022

Revenue. We generated Revenue of INR 899.0 million (USD 11.4 million) in the three months ended June 30, 2022, an increase of 192.9% compared with INR 306.9 million (USD 3.9 million) in three months ended June 30, 2021. The increase in revenue was primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended June 30, 2022 as compared to the quarter ended June 30, 2021.

Our Revenue in the current reported quarter increased from INR 604.9 million (USD 7.7 million) in the three months ended March 31, 2022; an increase of INR 294.2 million (USD 3.7 million) QoQ due to an increase in gross bookings.

Service Cost. Our Service Cost increased to INR 146.7 million (USD 1.9 million) in the three months ended June 30, 2022 , compared to Service Cost of INR 9.4 million (USD 0.1 million) in the three months ended June 30, 2021, primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended June 30, 2022, as compared to the quarter ended June 30, 2021.

On a sequential basis, Service Cost increased by INR 100.1 million (USD 1.3 million), or 214.4% QoQ, compared to Service Cost of INR 46.7 million (USD 0.6 million) in the three months ended March 31, 2022, due to an increase in sales of holiday packages.

Adjusted Revenue(1) Our Adjusted Revenue increased by 156.6% to INR 1,253.7 million (USD 15.9 million) in the three months ended June 30, 2022 from INR 488.7 million (USD 6.2 million) in the three months ended June 30, 2021. In the three months ended June 30, 2022, Adjusted Revenue includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs reduced from Revenue of INR 481.8 million (USD 6.1 million) compared to an add-back of INR 112.2 million (USD 1.4 million) in the three months ended June 30, 2021. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 157.6% in our Adjusted Revenue from Air Ticketing along with an increase of 570.6% in our Adjusted Revenue from Hotels and Packages, an increase of 157.9% in Other Services and a decrease of 9.0% in Others (Including Other Income) which primarily consists of advertisement income, facilitation fees and write back of liabilities no longer required to be paid.

On a sequential basis Adjusted Revenue increased by INR 273.7 million (USD 3.5 million), or 27.9% quarter-over-quarter, compared to Adjusted Revenue of INR 980.0 million (USD 12.4 million) for the three months ended March 31, 2022, due to an increase in gross bookings.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	219,869	375,695	34,088	390,702	16,828	47,527	36,143	85,122	306,928	899,046
Add: Customer promotional expenses	88,644	419,184	20,475	58,664	3,117	3,909	-		112,236	481,757
Service cost	-	-	(9,430)	(146,715)			-	-	(9,430)	(146,715)
Other income	-	-	-	-			-	-	78,927	19,644
Adjusted Revenue	308,513	794,879	45,133	302,651	19,945	51,436	36,143	85,122	488,661	1,253,732

	Air Ticketing	Hotels and Packages	Other Services	Others	Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2022	2022	2022	2022	2022
Revenue	321,615	180,521	50,515	52,241	604,892
Add: Customer promotional expenses	345,867	45,902	4,635	-	396,404
Service cost	-	(46,659)		-	(46,659)
Other income	-	-		-	25,405
Adjusted Revenue	667,482	179,764	55,150	52,241	980,042

Air Ticketing. Revenue from our Air Ticketing business was INR 375.7 million (USD 4.8 million) in the three months ended June 30, 2022 as compared to INR 219.9 million (USD 2.8 million) in the three months ended June 30, 2021, reflecting an increase of 70.9%.

On a sequential basis, Revenue from our Air Ticketing business increased by INR 54.1 million (USD 0.7 million), or 16.8% QoQ, compared to Revenue of INR 321.6 million (USD 4.1 million) in the three months ended March 31, 2022 primarily due to increase in underlying air fares along with change in business mix.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 794.9 million (USD 10.1 million) in the three months ended June 30, 2022 as compared to INR 308.5 million (USD 3.9 million) in the three months ended June 30, 2021. In the three months ended June 30, 2022, Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 419.2 million (USD 5.3 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 88.6 million (USD 1.1 million) in the three months ended June 30, 2021. The increase in revenue was primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended June 30, 2022 as compared to the quarter ended June 30, 2021.

On a sequential basis, Adjusted Revenue for Air Ticketing increased by INR 127.4 million (USD 1.6 million), or 19.1% QoQ, compared to Adjusted Revenue for Air Ticketing of INR 667.5 million (USD 8.4 million) in the three months ended March 31, 2022 due to an increase in gross bookings.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 390.7 million (USD 4.9 million) in the three months ended June 30, 2022, as compared to INR 34.1 million (USD 0.4 million) in the three months ended June 30, 2021.

On a sequential basis, Revenue from our Hotel and Packages business increased by INR 210.2 million (USD 2.7 million), or 116.4% QoQ, as compared to Revenue from our Hotel and Packages business of INR 180.5 million (USD 2.3 million) in the three months ended March 31, 2022 due to increase in the number of hotel-room nights booked and increase in sales of holiday packages during the three months ended June 30, 2022.

Adjusted Revenue (1) for this segment increased by 570.6% to INR 302.7 million (USD 3.8 million) in the three months ended June 30, 2022 from INR 45.1 million (USD 0.6 million) in the three months ended June 30, 2021. In the three months ended June 30, 2022, Adjusted Revenue (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 58.7 million (USD 0.7 million) against an add-back of INR 20.5 million (USD 0.3 million) in the three months ended June 30, 2021. The increase is due to increase in the number of hotel-room nights booked and increase in sales of holiday packages during the three months ended June 30, 2022.

On a sequential basis, Adjusted Revenue for this segment increased by INR 122.9 million (USD 1.6 million), or 68.4%, QoQ, compared to Adjusted Revenue for this segment of INR 179.8 million (USD 2.3 million) in the three months ended March 31, 2022 due to increase in the number of hotel-room nights booked and increase in sales of holiday packages during the three months ended June 30, 2022.

Other Services. Our Revenue from Other Services was INR 47.5 million (USD 0.6 million) in the three months ended June 30, 2022, an increase from INR 16.8 million (USD 0.2 million) in the three months ended June 30, 2021.

On a sequential basis, Other Services decreased by INR 3.0 million (USD 0.01 million), or 5.9% QoQ, compared to Other Services of INR 50.5 million (USD 0.6 million) in the three months ended March 31, 2022, due to a decrease in freight business revenue.

Adjusted Revenue for this segment increased by 157.9% to INR 51.4 million (USD 0.7 million) in the three months ended June 30, 2022 from INR 19.9 million (USD 0.3 million) in the three months ended June 30, 2021. In the three months ended June 30, 2022, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 3.9 million (USD 0.1 million) against an add-back of INR 3.1 million (USD 0.1 million) in the three months ended June 30, 2021, pursuant to IFRS 15. This increase in Adjusted Revenue is primarily due to an increase in revenue of freight business.

On a sequential basis, Adjusted Revenue for this segment decreased by INR 3.7 million (USD 0.01 million), or 6.7%, on a QoQ, compared to Adjusted Revenue for this segment of INR 55.2 million (USD 0.7 million) in the three months ended March 31, 2022 due to decrease in revenue of freight business.

Other Revenue. Our Other Revenue was INR 85.1 million (USD 1.1 million) in the three months ended June 30, 2022, an increase from INR 36.1 million (USD 0.5 million) in the three months ended June 30, 2021 due to increase in advertising revenue.

On a sequential basis, Other Revenue increased by INR 32.9 million (USD 0.4 million), or 62.9% QoQ, compared to Other Revenue of INR 52.2 million (USD 0.7 million) in the three months ended March 31, 2022 due to increase in advertising revenue.

Other Income. Our Other income decreased to INR 19.6 million (USD 0.2 million) in the three months ended June 30, 2022, from INR 78.9 million (USD 1.0 million) in the three months ended June 30, 2021 due to decrease in write back of liabilities no longer required to be paid and gain on termination of leases.

Personnel Expenses. Our personnel expenses increased by 23.6% to INR 269.9 million (USD 3.4 million) in the three months ended June 30, 2022, from INR 218.5 million (USD 2.8 million) in the three months ended June 30, 2021, due to the impact of the reinstatement of salaries for employees by the Company to pre-pandemic levels during the quarter. Excluding employee share-based compensation costs of INR 34.5 million (USD 0.4 million) in the three months ended June 30, 2022, compared to INR 49.1 million (USD 0.6 million) in the three months ended June 30, 2021, personnel expenses increased by 39.0% in the three months ended June 30, 2022.

(1) See the section titled “Certain Non-IFRS Measures.”

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 104.3% to INR 30.9 million (USD 0.4 million) in the three months ended June 30, 2022 from INR 15.1 million (USD 0.2 million) in the three months ended June 30, 2021. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 512.7 million (USD 6.5 million) against INR 127.4 million (USD 1.6 million) in the three months ended June 30, 2021, increased by 302.5% YoY.

Other Operating Expenses. Other operating expenses increased by 149.6% to INR 382.1 million (USD 4.8 million) in the three months ended June 30, 2022, from INR 153.1 million (USD 1.9 million) in the three months ended June 30, 2021, primarily due to increases in commission, legal and professional charges, payment gateway changes, repair and maintenance and travelling and conveyance.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA profit(1) increased to INR 123.5 million (USD 1.6 million) in the three months ended June 30, 2022, from an Adjusted EBITDA profit(1) of INR 38.8 million (USD 0.5 million) in the three months ended June 30, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 28.0% to INR 55.1 million (USD 0.7 million) in the three months ended June 30, 2022, from INR 76.5 million (USD 1.0 million) in the three months ended June 30, 2021, primarily as a result of reduction in block of the assets as compared to the three months ended June 30, 2021.

Impairment of loan to joint venture. This pertains to the impairment of the additional loan amounting to INR 1.0 million (USD 0.01 million) to the joint venture during the three months ended June 30, 2022.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a profit of INR 32.9 million (USD 0.4 million) in the three months ended June 30, 2022. Our loss for the three months ended June 30, 2021 was INR 86.8 million (USD 1.1 million). Excluding the employee share-based compensation costs and impairment of loan to the joint venture, Adjusted Results from Operations(1) would have been a profit of INR 68.4 million (USD 0.9 million) for the three months ended June 30, 2022 as compared to a loss of INR 37.8 million (USD 0.5 million) for the three months ended June 30, 2021.

Share of Loss of Joint Venture. Loss for the three months ended June 30, 2022 amounting to INR Nil compared to loss of INR 0.1 million (USD 0.01 million) in the three months ended June 30, 2021.

Finance Income. Our finance income decreased to INR 10.3 million (USD 0.1 million) in the three months ended June 30, 2022 from INR 22.8 million (USD 0.2 million) in the three months ended June 30, 2021. This was primarily due to a decrease in the interest income earned from our bank deposits and interest income on income tax refund amounting to INR 5.4 million (USD 0.1 million) received during the three months ended June 30, 2021.

Finance Costs. Our finance costs of INR 30.7 million (USD 0.4 million) in the three months ended June 30, 2022 which includes interest on the lease liability of INR 9.4 million (USD 0.1 million) increased by INR 4.7 million (USD 0.1 million) from a finance cost of INR 26.0 million (USD 0.3 million) in the three months ended June 30, 2021, which includes interest on the lease liability of INR 12.9 million (USD 0.2 million). The increase was on account of an increase in the borrowings which is partially offset by decrease in interest on the lease liability.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the IPO of Yatra India. During the three months ended June 30, 2022, the Company has incurred INR 12.1 million (USD 0.2 million) out of which INR 10.6 million (USD 0.1 million) is charged to the profit and loss.

Change in fair value of warrants. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares expired by their original terms. The change in the fair market value of warrants resulted in a gain of INR Nil during the three months ended June 30, 2022, as compared to a gain of INR 12.2 million (USD 0.2 million) in the three months ended June 30, 2021.

(1) See the section titled “Certain Non-IFRS Measures.”

Income Tax Expense. Our income tax expense during the three months ended June 30, 2022, was INR 8.9 million (USD 0.1 million) compared to INR 1.6 million (USD 0.01 million) during the three months ended June 30, 2021.

Profit/(Loss) for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2022, was INR 7.0 million (USD 0.1 million) as compared to a loss of INR 80.4 million (USD 1.0 million) in the three months ended June 30, 2021. Excluding the employee share based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, the Adjusted profit(1) would have been INR 39.2 million (USD 0.5 million) for the three months ended June 30, 2022 and Adjusted loss(1) INR 43.5 million (USD 0.6 million) for the three months ended June 30, 2021.

Basic Earnings/(Loss) per Share. Basic Loss per share was INR 0.12 (USD 0.01) in the three months ended June 30, 2022, as compared to Basic Loss per share of INR 1.28 (USD 0.02) in the three months ended June 30, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants Adjusted Basic profit per Share(1) would have been INR 0.61 (USD 0.01) in the three months ended June 30, 2022, as compared to Adjusted Basic Loss INR 0.70 (USD 0.01) in the three months ended June 30, 2021.

Diluted Earnings/(Loss) per Share. Diluted Loss per share was INR 0.12 (USD 0.01) in the three months ended June 30, 2022, as compared to Diluted Loss per share of INR 1.28 (USD 0.02) in the three months ended June 30, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Profit per Share(1) would have been INR 0.61 (USD 0.01) in the three months ended June 30, 2022, as compared to Adjusted Diluted Loss INR 0.70 (USD 0.01) in the three months ended June 30, 2021.

Liquidity. As of June 30, 2022, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 978.7 million (USD 12.4 million). The decrease in cash balance from the sequential quarter is primarily on account of increase in working capital deployment due to the recovery of the corporate travel business. During the quarter ended June 30, 2022, we secured working capital facilities of INR 550 million (USD 7.0 million) from Axis Bank Limited, which we have commenced availing subsequent to quarter end. We expect this facility to grow as business travel recovers. Further, subsequent to quarter end, we have availed the facility of INR150 million against an issuance of 1,500 Nos. of Non-Convertible Debenture (“NCD”) at face value of INR 1,00,000/- each.

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended June 30, 2022 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on August 30, 2022. Dial in details for the conference call is as follows: US/International dial-in number: +1-646-664-1960. Confirmation Code: 962215 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://event.on24.com/wcc/r/3921606/83DA71857157D0E565BD7ABD65427B45.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA profit/ (loss), Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture, listing and related expenses and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

(1) See the section titled “Certain Non-IFRS Measures.”

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million Ordinary Shares and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 of our ordinary shares expired their original terms.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the IPO process of Yatra India.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit / (loss), Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as opposed to using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, impairment of goodwill, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit / (loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Profit /(Loss), Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/ (Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended
Amount in INR thousands	June 30, 2021	June 30, 2022
Loss for the period as per IFRS	(80,402)	(6,965)
Employee share-based compensation costs	49,058	34,490
Depreciation and amortization	76,544	55,144
Impairment of loan to joint venture	-	1,000
Share of loss of joint venture	955	-
Finance income	(22,802)	(10,321)
Finance costs	26,025	30,704
Change in fair value of warrants	(12,169)	-
Listing and related expenses	-	10,640
Tax expense	1,576	8,853
Adjusted EBITDA	38,785	123,545

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended
Amount in INR thousands	June 30, 2021	June 30, 2022
Results from operations (as per IFRS)	(86,817)	32,911
Employee share-based compensation costs	49,058	34,490
Impairment of loan to joint venture	-	1,000
Adjusted Results from Operations	(37,759)	68,401

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended
Amount in INR thousands	June 30, 2021	June 30, 2022
Loss for the period (as per IFRS)	(80,402)	(6,965)
Employee share-based compensation costs	49,058	34,490
Change in fair value of warrants	(12,169)	-
Impairment of loan to joint venture	-	1,000
Listing and related expenses	-	10,640
Adjusted Profit/(Loss) for the period	(43,513)	39,165

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	June 30, 2021	June 30, 2022
Basic Earnings/(Loss) per share (as per IFRS)	(1.28)	(0.12)
Employee share-based compensation costs	0.78	0.54
Change in fair value of warrants	(0.20)	-
Impairment of loan to joint venture	-	0.02
Listing and related expenses	-	0.17
Adjusted Basic Earnings/(Loss) Per Share	(0.70)	0.61

	Three months ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	June 30, 2021	June 30, 2022
Diluted Earnings/(Loss) per share (as per IFRS)	(1.28)	(0.12)
Employee share-based compensation costs	0.78	0.54
Change in fair value of warrants	(0.20)	-
Impairment of loan to Joint venture	-	0.02
Listing and related expenses	-	0.17
Adjusted Diluted Earnings/(Loss) Per Share	(0.70)	0.61

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	219,869	375,695	34,088	390,702	16,828	47,527	36,143	85,122	306,928	899,046
Add: Customer promotional expenses	88,644	419,184	20,475	58,664	3,117	3,909	-		112,236	481,757
Service cost	-	-	(9,430)	(146,715)			-	-	(9,430)	(146,715)
Other income	-	-	-	-			-	-	78,927	19,644
Adjusted Revenue	308,513	794,879	45,133	302,651	19,945	51,436	36,143	85,122	488,661	1,253,732

	Air Ticketing	Hotels and Packages	Other Services	Others	Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2022	2022	2022	2022	2022
Revenue	321,615	180,521	50,515	52,241	604,892
Add: Customer promotional expenses	345,867	45,902	4,635	-	396,404
Service cost	-	(46,659)		-	(46,659)
Other income	-	-		-	25,405
Adjusted Revenue	667,482	179,764	55,150	52,241	980,042

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions and the negative forms of such expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Yatra India’s ability to consummate the Indian IPO; , the outcome of any legal proceedings that may be initiated against us and others; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and the travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited (Formerly known as Yatra Online Private Limited) whose corporate office is based in Gurugram, India and is India’s leading corporate travel services provider with approximately 700 large corporate customers and one of India’s leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. With approximately 94,000 hotels and homestays contracted in approximately 1,400 cities across India as well as approximately 2 million hotels around the world, the company is India’s largest platform for domestic hotels. The company launched a freight forwarding business called Yatra Freight in late 2020 to further expand its corporate service offerings.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2022

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2021	2022
	INR	INR	USD
	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	270,785	813,924	10,300
Other revenue	36,143	85,122	1,077
Total revenue	306,928	899,046	11,377
Other income	78,927	19,644	249

Service cost	9,430	146,715	1,857
Personnel expenses	218,451	269,898	3,416
Marketing and sales promotion expenses	15,127	30,899	391
Other operating expenses	153,120	382,123	4,836
Depreciation and amortization	76,544	55,144	698
Impairment of loan to Joint venture	-	1,000	13
Results from operations	(86,817)	32,911	415

Share of loss of joint venture	(955)	-	-
Finance income	22,802	10,321	131
Finance costs	(26,025)	(30,704)	(389)
Listing and related expenses	-	(10,640)	(135)
Change in fair value of warrants - (loss)/gain	12,169	-	-
Profit/(loss) before taxes	(78,826)	1,888	22
Tax expense	(1,576)	(8,853)	(112)
Loss for the period	(80,402)	(6,965)	(90)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	623	862	12
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(913)	(10,203)	(128)
Other comprehensive loss for the period, net of tax	(290)	(9,341)	(116)
Total comprehensive loss for the period, net of tax	(80,692)	(16,306)	(206)

Profit/(loss) attributable to :
Owners of the Parent Company	(79,709)	(7,725)	(100)
Non-Controlling interest	(693)	760	10
Loss for the period	(80,402)	(6,965)	(90)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(80,008)	(17,075)	(216)
Non-Controlling interest	(684)	769	10
Total comprehensive loss for the period	(80,692)	(16,306)	(206)

Earnings/(Loss) per share
Basic	(1.28)	(0.12)	(0.00)
Diluted	(1.28)	(0.12)	(0.00)

Weighted average no. of shares
Basic	62,168,237	62,639,673	62,639,673
Diluted	62,168,237	62,639,673	62,639,673

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2022

(Amounts in thousands, except per share data and number of shares)

	March 31, 2022	June 30, 2022	June 30, 2022
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	21,997	23,298	295
Right-of-use assets	229,710	222,590	2,817
Intangible assets and goodwill	752,260	739,330	9,356
Prepayments and other assets	922	656	8
Other financial assets	48,320	50,938	645
Term deposits	-	944	12
Other non financial assets	216,231	215,196	2,723
Deferred tax asset	9,996	9,492	120
Total non-current assets	1,279,436	1,262,444	15,976

Current assets
Inventories	235	213	3
Trade and other receivables	1,934,713	2,831,452	35,832
Prepayments and other assets	607,731	509,432	6,447
Income tax recoverable	205,557	233,764	2,958
Other financial assets	68,356	68,655	869
Term deposits	568,264	554,613	7,019
Cash and cash equivalents	800,282	423,176	5,355
Total current assets	4,185,138	4,621,305	58,483

Total assets	5,464,574	5,883,749	74,459

Equity and liabilities
Equity
Share capital	842	843	11
Share premium	20,286,474	20,297,815	256,869
Treasury shares	(11,219)	(11,219)	(142)
Other capital reserve	263,531	282,432	3,574
Accumulated deficit	(19,617,091)	(19,619,716)	(248,288)
Foreign currency translation reserve	(32,279)	(42,482)	(538)
Total equity attributable to equity holders of the Company	890,258	907,673	11,486
Total Non-controlling interest	1,983	2,752	35
Total equity	892,241	910,425	11,521

Non-current liabilities
Borrowings	4,204	5,196	66
Trade and other payables	42,605	45,518	576
Deferred tax liability	11,513	10,812	137
Employee benefits	34,108	32,100	406
Deferred revenue	64,965	54,612	691
Lease liability	230,668	221,950	2,809
Total non-current liabilities	388,063	370,188	4,685

Current liabilities
Borrowings	354,376	248,997	3,151
Trade and other payables	2,394,712	2,822,274	35,716
Employee benefits	68,845	61,583	779
Deferred revenue	183,212	137,515	1,740
Income taxes payable	4,052	8,441	107
Lease liability	38,991	42,435	537
Other financial liabilities	429,457	452,772	5,730
Other current liabilities	710,625	829,119	10,493
Total current liabilities	4,184,270	4,603,136	58,253
Total liabilities	4,572,333	4,973,324	62,938
Total equity and liabilities	5,464,574	5,883,749	74,459

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2022

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

Profit/(Loss) for the period				(7,725)			(7,725)	760	(6,965)

Other comprehensive loss
Foreign currency translation differences				-		(10,203)	(10,203)	-	(10,203)
Re-measurement gain on defined benefit plan				853		-	853	9	862
Total other comprehensive loss	-	-	-	853	-	(10,203)	(9,350)	9	(9,341)

Total comprehensive loss	-	-	-	(6,872)	-	(10,203)	(17,075)	769	(16,306)

Share based payments	-	-	-	4,247	30,243	-	34,490	-	34,490
Exercise of options	1	11,341	-	-	(11,342)	-	-	-	-
Change in non-controlling interest	-	-	-	-	-	-	-	-	-

Total contribution by owners	1	11,341	-	4,247	18,901	-	34,490	-	34,490

Balance as at June 30, 2022	843	20,297,815	(11,219)	(19,619,716)	282,432	(42,482)	907,673	2,752	910,425

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2022

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2021	2022	2022
	INR	INR	USD

Profit/(Loss) before tax	(78,826)	1,888	22
Adjustments for non-cash and non-operating items	34,040	80,707	1,021
Change in working capital	104,856	(280,250)	(3,547)
Direct taxes paid (net of refunds)	84,731	(32,874)	(416)
Net cash flows from/(used in) operating activities	144,801	(230,529)	(2,920)
Net cash flows from/(used in) investing activities	40,456	(12,804)	(162)
Net cash flows (used in) financing activities	(146,550)	(130,961)	(1,657)
Net increase/ (decrease) in cash and cash equivalents	38,707	(374,294)	(4,739)
Cash and cash equivalents at the beginning of the period	1,711,589	800,282	10,128
Effect of exchange differences on cash and cash equivalents	1,170	(2,812)	(34)
Cash and cash equivalents at the end of the period	1,751,466	423,176	5,355

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June 30,
(In thousands except percentages)	2021	2022
Quantitative details *
Air Passengers Booked	415	1,290
Stand-alone Hotel Room Nights Booked	70	585
Packages Passengers Travelled	1	5
Gross Bookings
Air Ticketing	1,892,984	14,837,538
Hotels and Packages	226,911	2,204,311
Other Services	466,648	825,367
Total	2,586,543	17,867,216
Adjusted Revenue
Air Ticketing	308,513	794,879
Hotels and Packages	45,133	302,651
Other Services	19,945	51,436
Others (Including Other Income)	115,070	104,766
Total	488,661	1,253,732
Net Revenue Margin%**
Air Ticketing	16.3%	5.4%
Hotels and Packages	19.9%	13.7%
Other Services	4.3%	6.2%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.